Delisting Determination,The Nasdaq Stock Market, LLC,
DATE, 2012, China Sky One Medical, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of China Sky One Medical, Inc. (the Company), effective at the opening of the trading session on DATE, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101 and 5250(a).
The Company was notified of the Staffs determination on February 28, 2012. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on March 8, 2012.